

03028109

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FORM SE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for July 30, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on July 30, 2003.

CWMBS, INC.



By: Darren Bigby
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GOLDMAN, SACHS & CO.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-35
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-35

CMO GS CW35G1 QA4
Scenario Report (Intex)

Goldman Sachs

Generated: 07/08/2003 11:42:05

CUSIP	Monthly	As Of	7/03	Pricing	7/7/03	Original	35,111,111.11
Description:	Senior			Settle	8/29/03	Balance	35,111,111.11
Coupon:	4.500%			Next Proj	9/25/03	Factor	1.00000000
Collateral:	Cpn 4.50 WAC 5.20 WAM 178 WALA 1			Stated Final	0/0/00	Delay	24

Historical CPR's: 7/03= 6/03= 5/03= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	CPR	CPR	CPR	CPR	CPR	CPR
PREPAY		6	9	18	24	30	36
01MLIB	1.111	+0	+0	+0	+0	+0	+0
Cleanup		YES	YES	YES	YES	YES	YES
	Av Life	6.052	5.207	3.424	2.697	2.179	1.794
Price	Window	9/03-1/16	9/03-2/15	9/03-12/11	9/03-5/10	9/03-2/09	9/03-2/08
100-14+	Yield	4.391	4.369	4.292	4.231	4.164	4.089

cwhl 35 - group 1

	Balance	Collateral WAC	WAM	WAL
	$500,000,000.00	5.3	178	4.1

Assumptions

Settlement	31-Jul-2003	Prepay	350 PSA
1st Pay Date	25-Aug-2003		

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes	
FB1		62,573,333.33	1.56	08/03 - 05/18	4.1	25-Jul-03	FLT	0 delay, Libor + 45bps, 7.5 cap
SB1		36,226,666.67	10.26	08/03 - 05/18	4.1	25-Jul-03	INV	0 delay, 12.17727273 - 1.72727273
FB2		62,573,333.33	1.51	08/03 - 05/18	4.1	25-Jul-03	FLT	0 delay, Libor + 40bps, 7.5 cap
SB2		36,226,666.67	10.34636363	08/03 - 05/18	4.1	25-Jul-03	INV	0 delay, 12.26363636-1.72727273*1
QB1		19,760,000.00	3.75	08/03 - 05/18	4.1	01-Jul-03	FIX	
QB2		19,760,000.00	4	08/03 - 05/18	4.1	01-Jul-03	FIX	
QB3		19,760,000.00	4.25	08/03 - 05/18	4.1	01-Jul-03	FIX	
QB4		19,760,000.00	4.5	08/03 - 05/18	4.1	01-Jul-03	FIX	
QB5		19,760,000.00	4.75	08/03 - 05/18	4.1	01-Jul-03	FIX	
QB6		197,600,000.00	5	08/03 - 05/18	4.1	01-Jul-03	FIX	
SUBORD		6,000,000.00	4.75	08/03 - 05/18	7.1	01-Jul-03	FIX	

Pay Rules

Pay FB1, SB1, FB2, SB2, Q1, Q2, Q3, Q4, Q5, Q6 pro rata to zero.

•*libor, 0 floor

libor, 0 floor

CWHL 03-35 Group2

Balance	Collateral WAC	WAM	WAL
$400,000,000.00	5.2	178	4.1215

		Assumptions	
Settlement	31-Jul-2003	Prepay	350 PSA
1st Pay Date	25-Aug-2003	Libor start	1.11

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dated Date	Notes	
FA1		71,100,000.00	1.56	08/03 - 05/18	4.08372	25-Jul-03	FLT	0 delay, Libor + 45bps, 7.5 cap
SA1		47,400,000.00	8.91	08/03 - 05/18	4.08372	25-Jul-03	INV	0 delay, 10.575-1.5*libor, 0 floor
FA2		71,100,000.00	1.51	08/03 - 05/18	4.08372	25-Jul-03	FLT	0 delay, Libor + 40bps, 7.5 cap
SA2		47,400,000.00	8.985	08/03 - 05/18	4.08372	25-Jul-03	INV	0 delay, 10.65-1.5*libor, 0 floor
QA1		17,555,555.56	3.75	08/03 - 05/18	4.08372	01-Jul-03	FIX	
QA2		17,555,555.56	4	08/03 - 05/18	4.08372	01-Jul-03	FIX	
QA3		17,555,555.55	4.25	08/03 - 05/18	4.08372	01-Jul-03	FIX	
QA4		35,111,111.11	4.5	08/03 - 05/18	4.08372	01-Jul-03	FIX	
QA5		35,111,111.11	4.75	08/03 - 05/18	4.08372	01-Jul-03	FIX	
QA6		35,111,111.11	5	08/03 - 05/18	4.08372	01-Jul-03	FIX	
SUBORD		5,000,000.00	4.5	08/03 - 05/18	7.1064	01-Jul-03	FIX	

Pay Rules:

Pay FA1, SA1, FA2, SA2, Q1, Q2, Q3, Q4, Q5, Q6 pro rata to zero.